NEWS RELEASE

New York - AG	April 10, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Announces 2024 Sustainability Report
and Mailing of 2025 AGM Meeting Materials

Vancouver, British Columbia, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the release of its 2024 Sustainability Report and the mailing of its meeting materials for the Company's upcoming 2025 Annual General Meeting of Shareholders (the "2025 AGM").

2024 SUSTAINABILITY REPORT

The Company's 2024 Sustainability Report has been prepared primarily in alignment with the Sustainability Accounting Standards Board ("SASB") reporting standards, and summarizes the Company's sustainability-related performance for the 2024 calendar year.

• Record Safety Performance: Achieved the Company's best health and safety performance on record, including a 48% annual reduction in TRIFR and 70% annual reduction in LTIFR.

• Inclusive Excellence: Invested in our own employees' futures, recording 16 inter-company transfers, 67 promotions to higher roles, and providing 33% of our mine site employees with skills-based training.

• Carbon Reduction: Reporting our lowest carbon footprint on record, achieving a 33% annual reduction in carbon footprint per tonne of ore processed, and a total reduction in our carbon footprint of 44% compared to the baseline set out in our first sustainability report in 2019.

• Community Involvement: Partnered with our local communities on impactful projects, investing over US$1.2 million in our communities during 2024. Strong community support is reflected in an 89% annual reduction in community complaints and no community-related technical delays in 2024.

• ESG Recognition: The Company continued its trend of improvement within sustainability ratings and rankings, and by the end of 2024, we placed in the top 20% of the mining industry as ranked by ISS ESG, the top 34% by S&P Global, the top 41% by Sustainalytics, and the top 42% by the London Stock Exchange Group.

The 2024 Sustainability Report provides shareholders and stakeholders of First Majestic an annual progress report against our public sustainability commitments. The Company is pleased to share that in 2024 we met all of our sustainability targets and commitments and achieved our best carbon footprint and health and safety performance on record.

"Sustainability and Accountability are two of our core values at First Majestic," said Keith Neumeyer, President & CEO of First Majestic. "Last year, we built on our long history of responsible management by further applying these values, publicly sharing with all stakeholders our commitments to excellence in eight sustainability topic areas. I am pleased to share that we have met our targets across all these areas. I applaud everyone at First Majestic for their ability to commit and deliver on these goals and look forward to continuing to report on our progress."

For further performance data and information about how First Majestic manages sustainability-related areas of its business, the 2024 Sustainability Report and accompanying documents are available on the Sustainability Report Hub of the Company's website at www.firstmajestic.com/sustainability/report-hub/.

2025 AGM INFORMATION

The Company's 2025 AGM will be held on Tuesday, May 20, 2025, at 10:00 a.m. (Pacific Time) at the offices of Bennett Jones LLP, located at Suite 2500 - 666 Burrard Street, Vancouver, British Columbia  V6C 2X8.

As in prior years, the Company has adopted the notice and access model ("Notice and Access") under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to shareholders of record as of March 31, 2025 (the "Record Date") of the Notice of Meeting, Management Information Circular, Form of Proxy or Voting Instruction Form (as applicable) and our audited financial statements and management's discussion and analysis for the year ended December 31, 2024 (collectively, the "Meeting Materials") in connection with the 2025 AGM.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details relating to the 2025 AGM such as the date, location and purpose, as well as information on how they can access the Meeting Materials electronically.  Using the Notice and Access method allows us to deliver the Meeting Materials to our shareholders in a more environmentally friendly and sustainable way that helps reduce paper usage and our carbon footprint, and it reduces our printing and mailing costs.  However, shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials, and any other shareholders who wish to receive a printed copy of the Meeting Materials may follow the instructions set out in the Notice and Access notification that they will receive.

The Company has retained Kingsdale Advisors to assist anyone who is a First Majestic shareholder as of the Record Date with voting their shares.  Once you have received the Meeting Materials in the mail, if you need assistance with voting your First Majestic shares, please reach out to Kingsdale Advisors by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside of North America), or by e-mail at contactus@kingsdaleadvisors.com.

The Meeting Materials for the 2025 AGM may be found at the following website: www.FirstMajesticAGM.com.  Please review the Meeting Materials for instructions relating to voting your First Majestic shares.  You may also access the Meeting Materials by scanning the QR code below with your smart device:

The Company looks forward to the support of its shareholders at the 2025 AGM, and notes that management recommends that shareholders vote "FOR" all resolutions that are set out in the Meeting Materials.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States.  The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements").  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements in this news release include, but are not limited to, statements with respect to: the time and place of the 2025 AGM.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.